Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Health Care Services
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
October 19, 2011
Dear Ms. Jenkins,
On behalf of Fresenius Medical Care AG & Co. KGaA (the “Company”), we submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Commission”) received by letter dated September 14, 2011 relating to the Company’s Form 20-F for the year ended December 31, 2010 (File No. 001-32749), which was filed on February 23, 2011 (the “Form 20-F”).
To assist the Staff’s review of the Company’s responses, the Staff’s comments, including the headings and captions from the Form 20-F cited in the comments, have been repeated in bold type below, and the Company’s response to each comment appears immediately following the applicable comment. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Form 20-F.
Item 4. Information of the Company, page 11
B. Business Overview, page 12
1.	We note your disclosure of increases to net revenue on a constant currency basis in business overview and Management Discussion and Analysis, pages 21 and 65. Please tell us and disclose in future filings how you calculate the constant currency basis. Tell us your consideration of these measures as Non-GAAP and provide the additional disclosures for Non-GAAP measures per Regulation G and Item 10(e) of Regulation S-K.

As a foreign registrant with worldwide operations, approximately 33% of the Company’s revenues are affected by currency fluctuations. The Company believes that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure constant currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on its revenue from period to period. The Company expresses year over year revenue variances that are calculated in constant currency as a percentage.

The Company will include the following disclosure in future reports to explain this non-GAAP measure:

“Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure “at constant exchange rates” in our filings to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. When we use the term “constant currency”, it means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. We then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage “at constant exchange rates”.

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure constant currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on its revenue from period to period. However, we also believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated could constitute a significant element of our revenue and could significantly impact our performance. We therefore limit our use of constant currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both constant currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.”
Item 5. Operating and Financial Review and Prospects, page 48
A. Results of Operations, page 53
Year ended December 31, 2010 compared to year ended December 31, 2009, page 54
2.	We note your disclosure that one of the factors attributed to increased selling, general and administrative expense is the result of the devaluation of the Venezuelan bolivar driven by hyperinflation. Please quantify the impact of hyperinflation to your results of operations. Please expand your Management Discussion and Analysis to provide a more comprehensive discussion of your Venezuelan operations that provides a greater level of detail regarding the monetary and nonmonetary assets and liabilities that are exposed to exchange rate changes as well as disclosures required under ASC 830-30-S99. Please provide us with the text of proposed disclosures to be included in your future filings.

The Company’s consolidated financial statements furnished in the Form 6-K reports contain the three months ended March 31, 2010 and 2009, the three and six months ended June 30, 2010 and 2009, and the three and nine months ended September 30, 2010 and 2009, the Company included a disclosure on the effects of hyperinflation under the caption “Inflationary Accounting” in its discussions of the Company’s results of operations for the periods presented in these reports. The impact resulted mainly from the revaluation of the balance sheet of the Company’s Venezuelan operations as of January 1, 2010. The effect on the consolidated results of operations for the interim periods and the year 2010 was immaterial. Due to this absence of materiality, the Company decided not to include similar disclosures in the Form 20-F.

The disclosure used in the 6-Ks furnished for the respective three periods mentioned above was as follows:

“As we are subject to foreign exchange risk, we monitor the economic conditions of the countries in which we operate. Effective January 1, 2010, our operations in Venezuela are considered to be operating in a highly inflationary economy, as the Venezuelan economy exceeded the three-year cumulative inflation rate of 100% during the fourth quarter of 2009. We use a blend of the National Consumer Price Index and the Consumer Price Index to determine whether Venezuela is a highly inflationary economy. As a result, our financial statements of our subsidiaries operating in Venezuela have been remeasured as if their functional currency were the U.S. dollar. All gains and losses resulting from the remeasurement of assets and liabilities are reflected in current earnings.

In addition, on January 8, 2010, and effective as of January 11, 2010, the Venezuelan government instituted a two-tier official exchange rate system, resulting in the devaluation of the official rate of the bolivar relative to the U.S. dollar. The rate was previously 2.15 bolivars per $1. A “preferential rate” of 2.6 bolivars per $1 was established for essential items such as medical, food and heavy machinery. All other non-essential items will be imported at the “oil rate” of 4.3 bolivars per $1. Consequently, we recorded a one-time, pre-tax loss of approximately $11.6 million in 2010, primarily reflecting the revaluation of the balance sheet. On a consolidated basis, Venezuela represented less than 1% of our total revenues in 2009, resulting in a minimal impact on our consolidated results of operations for 2010.”

As the effects on the operations are not expected to be material in the future, the Company does not intend to make a comparable disclosure in future filings.
B. Liquidity and Capital Resources, page 60
Notes to the Consolidated Financial Statements, page F-10
16. Income Taxes, page F-37
3.	We note your disclosure that the IRS has completed tax audits of FMCH for the years 2002 through 2006 and disallowed all deductions taken during these audit periods related to intercompany mandatorily redeemable preferred shares. We also note that the disallowed deductions related to the intercompany mandatorily redeemable preferred shares could have a material adverse effect on the results of operations and liquidity. Please quantify the potential tax consequences, whether any adjustments have been recognized in your financial statements for this determination as well as the basis for your accounting treatment. If you have not recorded an accrual, please disclose the amount of reasonably possible loss per FASB ASC 450-20-50. Please provide us with the text of proposed disclosures to be included in your future filings based on your position as of December 31, 2010.

The mandatorily redeemable preferred shares referenced in your comment above were issued in connection with intercompany financing of the U.S. business by the Company and its German subsidiaries.

The IRS disallowed deductions taken during the period from 2002 until 2006 related to intercompany mandatorily redeemable preferred shares issued as part of a financing structure. The Company protested the disallowance. At December 31, 2010 (and up to the date the report on Form 20-F was issued), the appeals process was still ongoing.

The Company received favorable opinions (“Should Opinions”) from independent auditing firms and tax consultants regarding the financing structure. Consistent with the Should Opinions, the

Company believes it is highly probable that eventually, the tax deductions will be allowed by the U.S. tax authorities. This assessment is not contested by the arguments the IRS has brought forward to this day. Due to the low probability of the risk, a quantification is not required by ASC 450-20-50-3 and 50-4 or by ASC 450-20-55-15.

The IRS claims that the mandatorily redeemable preferred shares represent a form of financing equal to the permanent provision of capital and therefore qualify as equity. The Company has protested this claim. On May 2, 2010, all tranches of the financing structure due on that date were repaid out of third party credit facilities. This repayment clearly supports the Company’s U.S. tax position that the structure was not a permanent provision of capital (equity).

Also, by considering that the objective of general purpose financial reporting is to provide investors, lenders, and other creditors with financial statement information which helps them to “make decisions about providing resources to the entity,” the FASB concludes that the quantification of a risk with a low probability does not provide useful information (FASB Concept Statements 8 — OB2). The Company subscribes to the FASB’s pronouncement with regard to the quantification of the tax risk related to the mandatorily redeemable preferred shares. Providing information about the maximum risk could lead to the false impression that the actual risk is as high as its maximum. This, combined with the Company’s belief of a low probability of the risk, would provide a false basis for decisions. The quantification of a risk weighted by its probability is difficult in this instance because the Company and the IRS are currently exchanging fundamental arguments and opposition proceedings are still ongoing.

Finally, this low probability of risk results in the classification of the tax position as more likely than not to be sustained in accordance with ASC 740-10-25-6 and 25-7. As management has a high level of confidence in the technical merits of this position, the tax position clearly meets the recognition criterion and should be evaluated for measurement. In determining the amount to measure, management is highly confident that the deduction will be allowed and believes it is clear that it is greater than 50 percent likely that the full amount of the tax position will be ultimately realized. No disclosures are required, as ASC 740-10-50-15 requires a disclosure only for unrecognized tax positions.

Should the probability of this risk change in the course of the future proceedings, the Company will reflect its new assessment of the quantification of the tax risk in the Notes to the Company’s Consolidated Financial Statements and/or in its discussion of the Company’s Financial Condition and Results of Operations.
18. Commitments and Contingencies, page F-41
Other Litigation and Potential Exposures, page F-42
4.	For all of the loss contingencies discussed in this note, please disclose the amount or range of reasonably possible loss, as that term is defined in ASC 450. Please disclose this information for all unrecognized contingencies independent of qualifying language. If you conclude that you cannot estimate a range of reasonably possible losses on any of the matters, please disclose this fact. Please provide us with the text of proposed disclosures to be included in your future filings based on your positions as of December 31, 2010.

The Company believes that its disclosure regarding the loss contingencies discussed within the 2010 20-F, is consistent with the requirements of ASC 450-20-55-31 because the extent of any possible loss cannot be estimated at this time and/or because the Company believes that the possibility of a loss is remote, except as already set forth in the legal proceedings disclosures. The Company is vigorously defending against plaintiff’s claims and any appeals that may be filed and, as such, final outcomes and any potential damages are currently indeterminate. In connection with each new reporting period, the Company re-evaluates its ability to estimate the amount or range of reasonably possible losses for each material pending legal matter. When the Company receives sufficient data with respect to any such matter to allow it to reasonably estimate such a loss or range of losses, it will do so.

The Company’s future 6-Ks and 20-Fs will include the following revised discussion (revisions noted in bold italics below) of loss contingencies:

“The Company is routinely involved in numerous claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing healthcare services and products. Legal matters which the Company currently deems to be material are described below. For the matters described below in which the Company believes a loss is both reasonably possible and estimable, an estimate of the loss or range of loss exposure is provided. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to accurately predict and outcomes that are not consistent with the Company’s view of the merits can occur. The Company believes that it has valid defences to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.”
Disclosure Controls and Procedures, page 109
5.	We note your conclusion that your disclosure controls and procedures were effective in ensuring that all material information required to be filed in this annual report has been made known to management in a timely fashion. However, this addresses only part of the definition of disclosure controls and procedures. Please confirm to us this statement does not qualify management’s conclusion of the effectiveness of disclosure controls and procedures as of December 31, 2010. Although you are not required to define disclosure controls and procedures, you are required to disclose the entire definition when it is included. Please refer to Exchange Act Rule 13a-15(e). Please revise in future filings your disclosure to include the entire definition of disclosure controls and procedures or remove the reference, as applicable.

As requested by this comment, the Company confirms that the conclusion reported in Item 15 of its 2010 Form 20-F, that its disclosure controls and procedures were effective in ensuring that all material information required to be filed in this annual report has been made known to management in a timely fashion, does not qualify management’s conclusion as to the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2010. In future filings, the Company will either include the entire definition of disclosure controls and procedures set forth in Rule 13a-15(e) in its response to Item 15A of Form 20-F or it will remove the reference.
As requested by the Staff, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or additional written comments, please contact me by fax at 011-49-6172-2280 or by email at Michael.Brosnan@fmc-ag.com. Please send a copy of any such questions or comments to Robert A. Grauman, of Baker and McKenzie LLP, by fax at (212) 310-1687 or by email at Robert.grauman@bakermckenzie.com and to Charles F. Niemeth, of Baker and McKenzie LLP, by fax at (212) 310-1886 or by email at Charles.niemeth@bakermckenzie.com. Thank you for your consideration.

Sincerely,
Fresenius Medical Care AG & Co. KGaA
a partnership limited by shares, represented by:
Fresenius Medical Care Management AG,
its general partner
/s/ MICHAEL BROSNAN
Michael Brosnan
Chief Financial Officer of the General Partner
Enclosures

cc:	Dr. Ben J. Lipps Robert A. Grauman Charles F. Niemeth